

05039856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL TRADING GROUP L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, CHIEF FINANCIAL OFFICER (312) 395-3121
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2005 WASH, D.C. 185

PROCESSED MAR 31 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CITADEL TRADING GROUP L.L.C.

TABLE OF CONTENTS

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Members' Capital
(x)	(f)	Statement of Changes in Subordinated Borrowings
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

CITADEL TRADING GROUP L.L.C.

AFFIRMATION

I, GERALD A. BEESON , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Citadel Trading Group, L.L.C. (the "Company") for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/05

CITADEL LIMITED PARTNERSHIP Date
Manager and Commodity Pool Operator for the
Commodity Pool, CITADEL TRADING GROUP L.L.C.
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald A. Beeson, Chief Financial Officer

"OFFICIAL SEAL"
JOYCE G. STRICKLAND
Notary Public, State of Illinois
My Commission Expires 6/14/06


RECD S.E.C.
MAR 0 2 2005
1086

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)
(SEC File Number 8-41207)

Statement of Financial Condition
as of December 31, 2004 and
Independent Auditors' Report and Supplemental Report
on Internal Control

Claim for Exemption from the
Disclosure, Periodic and Annual Recordkeeping Requirements
Contained in Part 4.7 of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission has been Requested by
the Commodity Pool Operator of
CITADEL TRADING GROUP L.L.C.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of Citadel Trading Group L.L.C.:
Chicago, Illinois

We have audited the accompanying statement of financial condition of Citadel Trading Group L.L.C. (a Delaware Limited Liability Company) (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$	161,402,691
Receivables from brokers and dealers		747,779,385
Receivables from futures clearing brokers		46,281,339
Securities owned, at fair value:		
Corporate stock (securities pledged of $690,173,681)		884,295,286
Interest and dividends receivable		27,762,406
Securities borrowed		16,808,907,593
Securities purchased under agreements to resell		29,000,000
Total assets	$	18,705,428,700

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Payables to brokers and dealers	$	152,561,774
Securities sold, not yet purchased, at fair value		
Corporate stock		10,950,713
Interest and dividends payable		23,648,098
Securities loaned		17,985,781,131
Payable to affiliates		68,347,056
Securities sold under agreements to repurchase		207,200,000
Other liabilities		130,976
Total liabilities		18,448,619,748
Subordinated loan from affiliate		100,000,000
Members' capital		156,808,952
Total liabilities and members' capital	$	18,705,428,700

See notes to statement of financial condition

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2004

Citadel Trading Group L.L.C. ("CITG"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the National Association of Securities Dealers Inc. ("NASD") and is a clearing member of the Depository Trust Company ("DTC") and the National Securities Clearing Corporation ("NSCC"). CITG, which was owned by Citadel Wellington Partners L.P. ("Wellington") and Citadel Wellington Partners L.P. SE ("Wellington SE") through December 31, 2004, when Wellington and Wellington SE completed operations. Citadel Wellington LLC ("Wellington LLC"), the successor entity of Wellington and Wellington SE, became a member of CITG on December 31, 2004. CITG engages in proprietary investment activities and conducts securities lending and clearing activities. Citadel Limited Partnership ("CLP"), an Illinois limited partnership, is the Manager of Wellington LLC and CITG, the General Partner of Wellington SE and was the General Partner of Wellington, and is responsible for managing all investment activities for CITG and became a member of CITG on December 31, 2004. CLP is registered as a "commodity trading advisor" and a "commodity pool operator" with the U.S. Commodity Futures Trading Commission. Wellington LLC and CITG are and Wellington and Wellington SE were "commodity pools" operated by CLP. Citadel Investment Group, L.L.C. ("CIG"), an affiliate of CLP, provides administrative and investment-related services to CITG. Under the terms of CITG's Third Amended and Restated Limited Liability Company Operating Agreement ("L.L.C. Operating Agreement") dated as of December 31, 2004, CITG will terminate on December 31, 2033, although it may be terminated earlier at the discretion of CLP or its members.

(1) Summary of Significant Accounting Policies:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of the statement of financial condition requires CITG's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CITG defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with original maturities of ninety days or less.

Trading assets and receivables from futures clearing brokers arising from futures transactions are carried in the statement of financial condition at fair value, as described in the L.L.C. Operating Agreement. The L.L.C. Operating Agreement generally requires securities owned and securities sold, not yet repurchased, to be valued with reference to independent information (such as closing prices for exchange traded instruments or dealer or counterparty valuations or quotes); however, CLP is permitted to use a different value for any investment asset or investment liability (as distinguished from any non-investment liability) if it determines that doing so would better reflect fair value.

Proprietary transactions are recorded on a trade-date basis, as if they had settled. Profit and loss on all securities are recorded on a trade date basis.

CITG periodically holds securities denominated in foreign currencies. These amounts are converted to U.S. dollars using spot currency rates on the date of valuation.

(1) Summary of Significant Accounting Policies, Continued:

Agency transactions conducted on behalf of affiliates are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

Securities borrowing transactions require CITG to deposit cash or other collateral with the lender. Securities lending transactions require the borrower to deposit cash or other collateral with CITG. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or posted, respectively. CITG monitors the fair value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. As of December 31, 2004, the fair value of collateral accepted for securities borrowed was $17,506,831,359 that CITG is permitted by contract or custom to sell or repledge. Included in the securities received as collateral are securities with a fair value of $17,492,790,499 that had been sold or repledged under securities lending agreements. CITG also pledges financial instruments owned to collateralize certain financing arrangements are presented as "securities pledged" in the statement of financial condition. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements.

Dividends from equity securities are recognized as income (expense) on the ex-dividend date and interest income (expense) is recognized on an accrual basis.

Agreements to repurchase and resell securities which are short-term in nature, are treated as collateralized financing transactions and recorded at the amounts at which the underlying securities will be subsequently repurchased or resold as specified under their respective agreements. At December 31, 2004, the fair value of collateral accepted under agreements to resell was $29,756,770 that CITG is permitted by contract or custom to sell or repledge for agreements to resell securities. All of the collateral received for agreements to resell securities has been sold or repledged under repurchase agreements.

(2) Income Taxes:

Income taxes have not been provided for as each member is individually liable for the taxes, if any, on its share of CITG's taxable income items, including capital gains, interest, dividends and deductions.

(3) Transactions with Related Parties:

Pursuant to the Third Amended and Restated Broker-Dealer Trading Affiliate Administrative Services Agreement, effective December 1, 2003, CITG must make payments to CIG for direct administrative, general and operating expenses paid by CIG on behalf of CITG. The operating expense payments for the year are separately stated in the statement of income.

CITG engages in securities borrowing and lending transactions with Aragon Investments, Ltd. ("Aragon"), Citadel Credit Trading ("CRED"), Citadel Institutional Finance Co. ("CIFC"), and Citadel Equity Fund, Ltd. ("CEFL"), each an affiliated entity. Aragon is an NASD registered broker dealer. CLP is the Portfolio Manager

(3) Transactions with Related Parties, Continued:

for Aragon, CEFL, CRED, and CIFC. The financing costs associated with these transactions are determined at market levels and these positions are collateralized as a percentage of the fair value of the position in accordance with regulatory guidelines. The exposures relative to collateral posted are marked to fair value on daily basis. As of December 31, 2004, CITG held the following collateral values of securities borrowed and securities loaned as an agent for business affiliates:

	Collateral Market Values	
	Securities Borrowed	Securities Loaned
Aragon Investments, Ltd.	$ -	$ 27,420,089
Citadel Equity Fund Ltd.	863,801,965	7,160,667,333
Citadel Credit Trading Ltd.	-	1,140,957
Citadel Institutional Finance Company Ltd.	298,363,867	6,929,639,733
	$ 1,162,165,832	$ 14,118,868,112

In 2002, CITG entered into a subordinated loan agreement with Citadel Kensington Global Strategies Fund Ltd. ("Kensington"). CLP is the Portfolio Manger of Kensington. As approved by the NASD, the loan proceeds received by CITG in the amount of $100,000,000 qualify as capital for purposes of computing CITG's regulatory net capital per note (6). The terms and conditions of the subordinated loan agreement specify semi-annual interest payments at the rate of LIBOR plus 1.50% and a maturity of June 15, 2007.

Certain of CITG's accounts with various financial institutions have been guaranteed by Wellington and Wellington SE. Receivable from affiliates in the statement of financial condition are related to clearance activity with its affiliates. Payable to affiliates is related to clearance activity with its affiliates and operating expenses due to CIG.

(4) Derivative Financial Instruments:

Derivative financial instruments traded by CITG include futures, whose values are based upon their underlying assets, indices or reference rates, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. A derivative financial instrument may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain options contracts. OTC derivative financial instruments are negotiated between contracting parties and include certain options contracts.

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and significantly less liquidity, to which the underlying financial instruments are not. CITG may use derivative financial instruments in the normal course of its business to take proprietary trading positions and to manage market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with CITG's other trading activities.

(4) Derivative Financial Instruments, Continued:

CITG manages the risks associated with derivatives along with its proprietary investing activities in cash instruments as part of its overall risk management framework.

Market risk is the potential for changes in the value of financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded.

Credit risk for derivatives is based upon the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk due to exchange-traded financial instruments, such as futures, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded. CITG had no credit exposure with respect to its outstanding derivative financial instruments as of December 31, 2004.

Derivative financial instruments generally reference notional amounts which are utilized solely as a basis for determining future cash flows to be exchanged. Notional amounts provide a measure of CITG's involvement with such instruments, but are not indicative of economic exposure or potential risk, and therefore are not recorded on the statement of financial condition. Derivative financial instruments are marked to fair value at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition in receivables from futures clearing brokers prior to the exchange of the related cash flows.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses for CITG. Futures contracts can be closed out at the discretion of CITG. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require CITG to hold those positions until the delivery date, regardless of the changes in their value or CITG's trading strategy. Exposure to market risk is managed in accordance with risk limits set by CITG's buying or selling instruments or entering into offsetting positions. The estimated fair value of financial futures as of December 31, 2004 is a payable of $23,050,001 and is included in receivables from futures clearing brokers on the statement of financial condition, as the balances can be offset between the same counterparty.

(5) Off-Balance-Sheet Risk:

Since CITG does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and securities from the holdings of the financial institutions themselves.

(5) Off-Balance-Sheet Risk, Continued:

CITG may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). CITG is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, CITG's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased, and net gains (losses) on principal transactions is correspondingly reduced in the statement of income. To manage this market risk, CITG may hold securities which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting positions as necessary.

CITG has an unsecured line of credit of approximately $10,000,000. As of December 31, 2004, no balance was outstanding.

(6) Net Capital Requirements:

CITG is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, CITG is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2004, net capital was approximately $186 million in excess of the required minimum net capital.

(7) Subsequent Events:

Subsequent to December 31, 2004 capital withdrawals of $11,000,000 were paid to Wellington LLC.

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in these financial statements is accurate and complete.



CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, CITADEL TRADING GROUP L.L.C.
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald Beeson, Chief Financial Officer

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 28, 2005

Citadel Trading Group L.L.C.
131 South Dearborn Avenue
Chicago, Illinois 60603

In planning and performing our audit of the financial statements of Citadel Trading Group L.L.C. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for the exemption from Rule 15c3-3 as the Company does not transact or carry accounts for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities account for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in

relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP